SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________________________

FORM 6-K
______________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, April 2012

Commission File Number 001-35400
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Just Energy Group Inc.
(Translation of registrant’s name into English)
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6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated March 2, 2012.

Document 1

TSX:	JE.
NYSE:	JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

WILLIAM F. WELD JOINS THE JUST ENERGY BOARD

TORONTO, ONTARIO – April 2, 2012 - - Rebecca MacDonald, Executive Chair of Just Energy Group Inc. is pleased to announce that William (Bill) F. Weld former Governor of the State of Massachusetts 1991 – 1997 is joining the board of Just Energy.  Just Energy’s shares trade on each of the TSX and NYSE under the symbol JE.

Mr. Weld currently practices with the law firm of McDermott Will & Emery, in Washington, DC and New York where he specializes in government strategies, corporate governance and compliance and international business best practices. Mr. Weld has a very distinguished career in government and business.

During the 1990’s, Bill served two terms as Governor of Massachusetts, being elected in 1990 and re-elected in 1994.  He served as national co-chair of the Privatization Council and led business and trade missions to many countries in Asia, Europe, Latin America, and Africa.  He has also served as a director of other public companies and is an active member of the United States Council on Foreign Relations.  Ken Hartwick, Just Energy’s President and CEO welcomes Mr. Weld’s appointment.   “His expertise and experience in government and regulatory matters will assist Just Energy in the U.S. North East, one of its principal markets and he will provide constructive board guidance on further company growth”.

Bruce Gibson, who has been a director of Just Energy since 2010, has also indicated that, as a result of other time pressures, he will not be standing for re-election at this year’s annual meeting of shareholders, and has tendered his resignation.  The Just Energy board expresses its profound appreciation for Mr. Gibson’s valuable contribution to Just Energy and especially his advice about growth and expansion in his native Texas, now an important centre of Just Energy’s growth and revenue.

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.  Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from Just Energy.  JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or distribution levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.
Chief Executive Officer & President
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date: April 2, 2012	By:	/S/ JONAH T. DAVIDS
	Name:	Jonah T. Davids
	Title:	Vice-President and General Counsel